SUSGLOBAL ENERGY CORP.

200 DAVENPORT ROAD

TORONTO, ON, CANADA M5R 1J2

June 6, 2023

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SusGlobal Energy Corp.
Withdrawal of Registration Statement on Form S-1
File No. 333-262155

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended ("Securities Act"), SusGlobal Energy Corp. (the "Company"), hereby requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-262155), initially filed with the Securities and Exchange Commission ("SEC") on January 13, 2022, as subsequently amended on May 16, 2022, together with all exhibits thereto ("Registration Statement"), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Company is seeking withdrawal of the Registration Statement as it does not intend to pursue the contemplated offering of the securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective and no securities of the Company were sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact Steven A. Lipstein, Esq. of Lucosky Brookman LLP at (732) 395-4416.

Very truly yours,

SusGlobal Energy Corp.

By:	/s/ Marc Hazout
Marc Hazout
Chief Executive Officer